As filed with the Securities and Exchange Commission on September 3, 1999
SEC File No.
            -------------------
==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        DIVERSIFIED INDUSTRIES, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


         Utah                                                  87-0284731
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        175 Main Street, Suite 1240, Salt Lake City, Utah             84111
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (801) 961-7333
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                   Common Stock, par value $0.01 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

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                          DIVERSIFIED INDUSTRIES, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ... 10

Item  3.     Description of Property...................................... 12

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 12

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 13

Item  6.     Executive Compensation....................................... 14

Item  7.     Certain Relationships and Related Transactions............... 15

Item  8.     Description of Securities.................................... 16

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 17

Item  2.     Legal Proceedings............................................ 19

Item  3.     Changes in and Disagreements with Accountants................ 19

Item  4.     Recent Sales of Unregistered Securities...................... 19

Item  5.     Indemnification of Directors and Officers.................... 21

PART F/S

             Financial Statements......................................... 22

PART III

Item  1.     Index to exhibits............................................ 22

Item  2.     Signatures................................................... 32

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                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History - Past Business Activities
--------------------------------------------

     Diversified Industries, Inc. (hereinafter the "Registrant" or the "Company"), was incorporated in the state of Utah on April 17, 1970 , under the name Silver Exploration, Inc., for the purpose of exploring, mining, and purchasing minerals, metals and ores of all kinds. The Registrant was originally authorized to issue up to 10,000,000 shares of common stock, par value $0.01 per share. On June 4, 1970, the Company's Articles of Incorporation were amended to increase the authorized capital from 10,000,000 shares of common stock to 25,000,000 shares of common stock. Thereafter the Company offered shares of its Common Stock to public investors residing in the state of Utah pursuant to a securities laws of the state of Utah, Registration File No. 23704-21 [Effective August 4, 1970].

     The Registrant was the operator of certain oil producing properties in which fractional interests were owned by the Registrant and other prior to discontinuing operations in 1996. In October 1996, the Registrant conveyed all of its assets (approximately $105,000 at June 30, 1996) to a former officer and director of the Registrant, in exchange for cancellation of a note payable to that officer and director (approximately $268,000 at June 30, 1996) and assumption of all of the Registrant's liabilities.

     In October, 1996, former officers, directors, and principal shareholders agreed to sell 6,000,000 shares of the then 24,992,831 shares issued and outstanding to Patricia D. Hamilton ("Hamilton") and Sandra J. Schwartz ("Schwartz"), the principal shareholders of Diversified Glass & Mirror, a Texas corporation ("DG&M"). In connection with the sale of the 6,000,000 shares, the former officers and directors of the Registrant called a special meeting to shareholders to (1) change the name of the Registrant from Silver Exploration, Inc. to Diversified Industries, Inc.; (2) increase the number of authorized shares of the Registrant from 25,000,000 shares to 100,000,000 shares, having a par value of $0.01 per share; (3) effective a 20-for-1 reverse split of the issued and outstanding shares. Hamilton and Schwartz then purchase from the Registrant 1,000,000 post-split shares of restricted common stock for $10,000 cash. As a result of the 20-for-1 reverse split and the issuance of the 1,000,000 shares of restricted common stock the Registrant's issued outstanding shares were reduced to approximately 2,249,689 shares.

     Articles of Amendment to the Registrant's Articles of Incorporation effecting the name change and increase in authorized share capitalization were filed with the state of Utah on December 3, 1996.

     In April 1997, the Registrant called a special meeting of shareholders to authorize and approve the an Acquisition Agreement entered into between the Registrant and DG&M that provided for (1) a 1-for-5 reverse split of all the issued and outstanding shares of the Registrant's Common Stock, so that the Registrant's shareholders received one share of the Registrant's Common Stock for each five shares held; and (2) all the shares of DG&M Common Stock were exchanged for 3,000,000 shares of the Registrant's post-split Common Stock, so that after giving effect to the share exchange, the holders of DG&M Common Stock owned a controlling interest in the issued and outstanding Common Stock of the Registrant.

     On March 25, 1997, the Registrant formed Diversified Merger Subsidiary, a Utah corporation ("Diversified Merger Sub") as a wholly owed subsidiary for the purpose of acquiring DG&M, pursuant to the terms of the Acquisition Agreement On April 18, 1997, Diversified Merger Sub was merged with and into DG&M, with DG&M being the surviving corporation and the Registrant being the sole shareholder of DG&M. Certificate/Articles of Merger relating to the acquisition of DG&M where filed with the office of the Secretary of State of the State of Texas on April 18, 1997, and thereafter filed with the office of the Secretary of State of the State of Utah on April 23, 1997.

     Effective June 15, 1997, the acquisition transaction with DG&M was rescinded and the 3,000,000 shares of the Registrant's common stock issued to the DG&M shareholders were canceled and returned to authorized but unissued shares. During the fiscal year 1998, the Registrant's management developed a plan to begin developing and marketing multi-family housing projects designed, planned and targeted towards the growing Hispanic population in the Houston, Texas area. In June 1997, the Registrant acquired a 25 unit apartment complex in Pasadena, Texas (the "Sue Cille Apartments") for the purpose of rehabilitating the property for resale as condominiums. In addition, in October 1997, the Registrant acquired an additional 43 units that were part of the same apartment complex. The Registrant was unable to obtain the various zoning variances necessary to commence with the rehabilitation project and subsequent disposed of the properties in December 1998. The Registrant currently has no assets, no liabilities no other business operations.

     Hamilton and Schwartz sold their controlling interest in the Registrant to Equity Asset Management, LLC, an entity control by Elliott N. Taylor, a current officer and director of the Registrant. In connection with the sale of their controlling interest, Hamilton and Schwartz resigned as officers and directors and Mr. Taylor was appointed President and Director.

Current Business Activities
----------------------------

     The Registrant should be considered a "shell" company and its business purpose is to locate and consummated a merger or acquisition with a private entity. The purposed business activities described herein classify the Registrant as a "blank check" company. Therefore, the Registrant faces all the risks interest in any new business, together with those risks specifically inherent in the search for an acquisition of business opportunities.

     Since the change in control the Registrant has make settlements with creditors in order to reduce the Registrant's liabilities so that the Registrant can seek potential business acquisition or opportunities to enter in an effort to recommence business operations. The Registrant does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Registrant has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Registrant has only limited resources, it may be difficult to find good opportunities. There can be no assurance that the Registrant will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Registrant and its shareholders. The Registrant will select any potential business opportunity based on management's business judgment.

     The activities of the Registrant are subject to several significant risks which arise primarily as a result of the fact that the Registrant has no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Registrant's shareholders. The risks faced by the Registrant are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital. Because of the Registrant's current status having no assets and no recent operating history, in the event the Registrant does successfully acquire or merge with an operating business opportunity, it is likely that the Registrant's present shareholders will experience substantial dilution and there will be a probable change in control of the Registrant.

     The Registrant is voluntarily filing its registration statement on Form 10SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Registrant. In addition, management believes that this might make the Registrant more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Registrant is obligated to file with the Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. The Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Registrant will become subject to the same reporting requirements as the Registrant upon consummation of any such business combination. Thus, in the event that the Registrant successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Sources of Business Opportunities
---------------------------------

     The Registrant intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Registrant's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Registrant will most likely have to rely on outside sources, not otherwise associated with the Registrant, that will accept their compensation only after the Registrant has finalized a successful acquisition or merger. To date, the Registrant has not engaged nor entered into any discussions, negotiations, agreements nor understandings regarding retention of any consultant to assist the Registrant in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

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     The Registrant does not intend to restrict its search to any specific kind of industry or business. The Registrant may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Registrant may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Registrant could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------

     Once the Registrant has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Registrant's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Registrant will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Registrant and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

     Because the Registrant has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Registrant may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger
---------------------------------------

     Presently, the Registrant cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Registrant participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Registrant and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Registrant may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Registrant does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Registrant's inactive status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Registrant's existing shareholders. There will probably be a change in control of the Registrant, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Registrant. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Registrant's shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Registrant would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Registrant's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time.

     There are no arrangements, agreements or understandings between nonmanagement shareholders and management under which nonmanagement shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which nonmanagement shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Registrant, may be paid to persons instrumental in facilitating the transaction. The Registrant has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a preexisting contract; in such case, the Registrant may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Registrant's shareholders.

     Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Registrant would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Registrant so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Registrant would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Registrant would acquire or merge with a business entity in which any affiliates of the Registrant have an interest and no present potential for such a merger or acquisition exists.
Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. If such an opportunity arose, however, the Registrant would not seek to obtain an independent appraisal of the value of the business or company with which the related party transaction was contemplated. In that circumstance, management's ability to effectively evaluate such a non-arms length transaction might be compromised, and any remedy available to dissenting shareholders in such a transaction would most likely be prohibitively expensive and time consuming. None of the Registrant's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders
----------------------

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Registrant will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose. Section 16-10a-704 of the Utah Revised Business Corporation Act provides that any action which may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     However, a shareholder's meeting is normally the most expeditious procedure, wherein all shareholder's would be entitled to vote in person or by proxy. Because following the effective date of this registration statement the Registrant will be subject to Section 14 of the Exchange Act, the Registrant intends to send notice to the shareholders requesting their approval of the terms of the proposed transaction. In the notice of such a shareholder's meeting and related information or proxy statement, the Registrant will provide shareholders disclosure documentation concerning the potential acquisition of merger candidate, including financial statements and business information about the target as required under Section 14.

     The Registrant has been, and continues to look for a merger or acquisition candidate and has had discussion with and is performing due diligence on several different businesses or companies regarding the possibility of an acquisition or merger. However, at this time, the Registrant is continuing to perform due diligence and none of the discussions have resulted in a contract or agreement with any of such businesses or companies. Should any of these discussions develop into more than an evaluation of those business opportunities, so that a contract between the parties defining the terms for the merger or acquisition is required, the Registrant will seek to have the appropriate ratified of the contract by shareholders as discussed above.

Competition
-----------

     Because the Registrant has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Registrant is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Registrant will be in direct competition with these other public companies in its search for business opportunities and, due to the Registrant's lack of funds, it may be difficult to successfully compete with these other companies.

Employees
---------

     As of the date hereof, the Registrant does not have any employees and has no plans for retaining employees until such time as the Registrant's business warrants the expense, or until the Registrant successfully acquires or merges with an operating business. The Registrant may find it necessary to hire part-time clerical help on an as-needed basis.

Facilities
----------

     The Registrant is currently using as its principal place of business the business office its President and Director located in Salt Lake City, Utah. The cost of the utilization of the office space is provided free of charge to the Company. Although the Registrant has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Registrant will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Registrant lacks any basis for determining the kinds of office space or other facilities necessary for its future
business.   The Registrant has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Registrant's principal offices may be transferred to such existing facilities.

Year 2000 Computer Problem
--------------------------

     The Year 2000, or Y2K problem concerns potential failure of certain computer software to correctly process information because of the software's inability to calculate dates. The Registrant has no operations or current equipment which might be affected by the Year 2000 computer glitch. The Registrant will make every effort to determine the Y2K preparedness of any potential merger or acquisition candidate.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------

     The Registrant is considered a development stage company with no assets, working capital and or income since 1996. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Registrant have been provided by a director and affiliate of a principal shareholder, specifically Elliott N. Taylor, who's law firm has been issued shares of the Registrant's restricted common stock as compensation for legal services (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Registrant will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by the Registrant's existing shareholders and/or its officers and directors in the immediate future.

     In the event that the Registrant does need to raise additional capital, it would most likely have to rely on the private sale of its securities or loans from its officers and directors. There are no agreements or understandings between the Registrant and its officers and directors or affiliates or lending institutions with respect to making any such loans nor has the Registrant identified the criteria that it may use in determining whether to seek such loans. Any funds borrowed by the Registrant through any loan source would not be utilized by the Registrant to make payments to the Registrant's promoters, management, or their affiliates or associates, except for the reimbursement of expenses paid on behalf of the Registrant, upon presentation to the company of appropriate invoices or other documentation evidencing such payments.

     Any private sale of securities would be limited to persons exempt under the Commission's Regulation D or other rule or provision for exemption, if any applies. However, no private sales are contemplated by the Registrant's management at this time, and, there are no plans, proposals, arrangements or understandings with respect to the sale or issuances of additional securities by the Company prior to the location of an acquisition or merger candidate.
If a private sale of the Registrant's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Registrant. However, there can be no assurance that the Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Registrant.

     The Registrant's officers and directors have loaned the Registrant funds from time to time through the issuance of convertible debentures, which debentures have all been converted into restricted common stock of the Registrant. The Registrant has no other financing means in place and unless the Registrant is able to facilitate significant outside financing, will continue to remain substantial doubt about the Registrant's ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Registrant until such time as the Registrant successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Registrant as it relates to its business and operations following a successful acquisition or merger.

Forward-Looking Statements
--------------------------
     This Form 10-SB includes "forward-looking statements". All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

Plan of Operation
-----------------
     During the next twelve months, the Registrant's officers and directors will contact business brokers, consultants, and other business professionals in an effort to actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Registrant lacks funds, it may be necessary for the officers and directors to either advance funds to the Registrant or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. The Registrant's management will not receive compensation for services provided to the Company. However, if the Registrant engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Registrant to attempt to raise additional funds to pay for such services. As of the date hereof, the Registrant has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital.

     In the event the Registrant does need to raise capital most likely the only method available to the Registrant would be the private sale of its securities or loans from management. It is unlikely that the Registrant could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender other than management. There can be no assurance that the Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Registrant.

     The Registrant does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  Description of Property

     The Registrant does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables sets forth the number of shares of the Registrant's Common Stock, par value $0.01, held by each person who is believed to be the beneficial owner of 5% or more of the 3,463,659 shares of the Registrant's common stock outstanding at August 25, 1999, and the names and number of shares held by each of the Registrant's officers and directors and by all officers and directors as a group.

Title of  Name and Address            Amount and Nature of            Percent
Class     Of Beneficial Owner         Beneficial Ownership(1)         of Class
--------  -------------------        ---------------------            --------
Common    Taylor and Associates, Inc.   332,000    Direct              9.59
          3090 E. 3300 S., #400
          Salt Lake City, UT 84109

Common    Equity Asset Mgmt., LLC     1,476,436    Direct             42.63
          3090 E. 3300 S. #400
          Salt Lake City, UT 84109

Common    Maven Properties, Ltd.        240,000    Direct              6.93
          175 S. Main Street, #1240
          Salt Lake City, UT 84111

Officers, Directors and Nominees
--------------------------------
Common     Frank Gillen, President
            and Director                240,000    Indirect (2)        6.93

Common     Elliott N. Taylor,
            Secretary and Director    1,808,436    Indirect (3)       52.21
                                     ----------                      ------
All Officers, Directors, and
 Nominees as a Group (2 Persons)      2,084,436    Indirect           59.14
                                     ==========                      ======

(1) Unless otherwise indicated each person has sole investment and sole voting power over the listed shares.

(2) Represents shares beneficially owned by Maven Properties, Ltd., of which Mr. Gillen is the controlling principal.

(3) Represents shares beneficially owned by Taylor and Associates, Inc. and Equity Asset Management, LLC, entities of which Mr. Taylor is the controlling principal.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                    Position                               Since
----                    --------                               -----

Frank Gillen            President and Director                 August 1999
Elliott N. Taylor       Secretary/Treasurer and Director       February 1998

      The term of office of each director is one year and until his successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

     There are no agreements or understandings for any officer or director to resign at the request of another person and none of the officers and directors are acting on behalf of or will act at the direction of another person. The officers and directors of the Company are considered to be the only promoters of the Company.

     Biographical Information

     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

Frank Gillen, age 30, is currently the president of Maven Properties, Ltd. ("Maven"), Salt Lake City, Utah, a business consulting firm. From 1991 to June 1999, Mr. Gillen was employed as a registered representative by Alpine Securities Corporation ("Alpine"), Salt Lake City, Utah, a registered broker-dealer. While at Alpine, Mr. Gillen headed several private placements and public underwritings for companies. Mr. Gillen also acted as one of Alpine's designated traders and covered market making activities for several public companies. Mr. Gillen also serves as a director of Faraday Financial, Inc., Salt Lake City, Utah, a "shell" company with no operations.

Elliott N. Taylor, age 41, has been licensed to practice law in the state of Utah since 1987. He has been the senior partner of Taylor and Associates, Inc., a Salt Lake City law firm, since June 1993. During the course of his practice Mr. Taylor has represent many public and private companies and he has had substantial experience as either an officer and/or director of several non-profit, private and public corporations.

ITEM 6. EXECUTIVE COMPENSATION

     The Registrant has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Except as noted below, the Registrant has not paid any salaries or other compensation to its officers or directors during the years ended June 30, 1999, 1998 and 1997. Further, the Registrant has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Registrant's current directors will not be compensated for services provided to the Company until such time as an acquisition or merger can be accomplished. As of the date hereof, no person has accrued any compensation from the Registrant, other than converting funds advanced to the Company into shares of Common Stock of the Company or accepting shares of the Common Stock of the Company as reimbursement for funds advanced or expenses paid on behalf of the Company.

     The payment of compensation to officers and directors and/or the repayment of loans to officers, directors, affiliates or lending institutions will not be a condition that any target company must agree to as a terms for completing an acquisition or merger.

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's principal executive officer(s) and any other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1999, the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                           Long Term Compensation
                                                          ----------------------
                       Annual Compensation               Awards       Payouts
                                              Other      Restricted
Name and                                      Annual      Stock     Options  LTIP     All other
Principal Position   Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------   ----  ------   -------- ------------ ------   -------  ------  ------------
Elliott N. Taylor     1999  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President             1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-

Patricia D. Hamilton  1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President             1997  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-

Dennis Stettler       1997  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President

Options/SAR Grants in Last Fiscal Year

     None.

Bonuses and Deferred Compensation

     None.

Compensation Pursuant to Plans

     None.

Pension Table

     Not Applicable.

Other Compensation

     None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Currently, the Registrant's President serves as an officer and director of another "shell" entity that utilize the same business address as the Registrant. The Registrant's president intends to continue such activities in the future. If a specific business opportunity should become available, conflicts of interest may arise in the selection between the Registrant and the other venture. Since no policy has been formulated for the resolution of such potential conflict, any conflict which arises will be settled on a case-by-case basis, and there is no guarantee that such a conflict, unless satisfactorily settled, will not result in the Registrant's inability to participate in any particular venture. The Registrant will be heavily dependent on its officers and directors for the successful implementation of its business plan which is to seek out acquisition candidates. Officers and directors are not required to devote any specified amount or percentage of their business time to the Registrant's affairs, and to the extent that they spend time, it will be only a minimum amount seeking out acquisition candidates and performing necessary administrative paperwork. Management anticipates that should an acceptable acquisition be completed, present management will resign and new management will assume control.

     In June 1997, the Registrant issued 125,000 shares to Taylor and Associates, Inc., as payment for legal services provided to the Registrant in connection with a private placement. At the time the services were provided, Taylor and Associates, Inc. was not affiliated with the Registrant and the shares were valued at $0.10 per share, the same as the offering price to the purchasers in the offering.

     Between October 1997 and June 1998 the Registrant sold $169,100 in convertible debentures to Equity Asset Management, an existing shareholder and entity controlled by Elliott N. Taylor, an affiliate of the Registrant. The conversion rate at for the debentures was one share of the Registrant's common stock for each $0.25 in face amount of the debenture. The conversion rate was negotiated between the debenture holder and the then management of the Registrant, prior to the debenture holder becoming an affiliate of the Registrant. In June 1998, the debenture holder converted an aggregate of $179,609 in principal and accrued interest under the debentures to 718,436 shares of the Registrant's restricted common stock.

     In June 1998, the Registrant issued 100,251 shares of its restricted common stock to former officers and directors of the Registrant as compensation for services the individuals had provided to the Registrant prior to the issuance. The issuance of the shares was valued at $0.250 per share for a total value of $25,063. 72,751 shares of the 100,251 shares issued were issued to Taylor and Associates, Inc., as payment for legal services provided to the Registrant during the fiscal year.

     On December 1, 1998, the Registrant sold the Sue Cille Apartments to Hamilton in exchange for a promissory note in the face amount of $25,000, with interest at 10% per annum. The note was payable in eight (8) quarterly payment of $3,486.68 beginning March 1, 1999 and continuing until December 1, 2000. Thereafter, the Registrant assigned the promissory note to Taylor and Associates in full and complete satisfaction for all fees due and payable to it through December 31, 1998. Due to the relationship between Elliott Taylor, the then president of the Registrant and Taylor and Associates, the terms of this transaction cannot be deemed to be the result of arms-length negotiations.

ITEM 8. DESCRIPTION OF SECURITIES

General
-------

     The Registrant is authorized to issue one hundred million (100,000,000) shares of common stock, par value $0.01 per share (the "Common Stock"). There are 3,463,659 shares of Common Stock issued and outstanding as of August 25, 1999.

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Registrant have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption, call or assessment, and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Penny Stock
-----------

     The Company's common stock is considered a "penny stock." The Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ or national securities exchange and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.

     Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The impact of the regulations applicable to penny stocks on the Company's securities is to reduce the market liquidity of the Company's securities by limiting the ability of broker/dealers to trade the Company's securities and the ability of purchasers of the Company's securities to sell their securities in the secondary market. The low price of the Company's Common Stock also has a negative effect on the amount and percentage of transaction costs paid by individual shareholders and the potential ability of the Company to raise additional capital by issuing additional shares. The primary reasons for these effects include the internal policies of certain institutional investors that prohibit the purchase of low-priced stocks, the fact that many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin and certain brokerage house policies and practices that tend to discourage individual brokers from dealing in low-priced stocks.

     In addition, since broker's commissions on low-priced stocks represent a higher percentage of the stock price than commissions on higher pried stocks, the current low share price of the Common Stock results in individual shareholders paying transaction costs that are a higher percentage o their total share value than would be the case if the Company's share price were substantially higher.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Price of the Company's Common Stock and Dividends
--------------------------------------------------------

     The following table sets forth, for the respective periods indicated, the prices of the Company's Common Stock in the over the counter market as reported by a market maker on the NASD'S OTC Bulletin Board. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions. At August 25, 1999, the bid and ask quotations for the Company's Common Stock as quoted on the OTC Bulletin Board were $0.38 and $0.185 respectively.
                                                   Bid Quotation
                                                   -------------
Fiscal Year 1997                          High Bid              Low Bid
----------------                          --------              -------

Quarter ended 9/30/96                       N/A                   N/A
Quarter ended 12/31/96                      N/A                   N/A
Quarter ended 3/31/97                       N/A                   N/A
Quarter ended 6/30/97                       N/A                   N/A

Fiscal Year 1998                          High Bid              Low Bid
----------------                          --------              -------

Quarter ended 9/30/97                       N/A                   N/A
Quarter ended 12/31/97                    $0.75                 $0.50
Quarter ended 3/31/98                     $1.25                 $1.00
Quarter ended 6/30/98                     $1.25                 $1.00

Fiscal Year 1999                          High Bid*             Low Bid*
----------------                          --------              -------

Quarter ended 9/30/98                     $0.75                 $0.50
Quarter ended 12/31/98                    $0.50                 $0.25
Quarter ended 3/31/99                     $0.25                 $0.125
Quarter ended 6/30/99                     $0.25                 $0.125

     To the best knowledge of management of the Company, prior to November 1997, there was no reported bid or ask prices for the Company's Common Stock and there was no trading of the Company's Common Stock during it fiscal years ended June 30, 1997.

     The number of shareholders of record of the Company's Common Stock as of August 25, 1999, was approximately 1,895.

     The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future.

     No member of management or any other shareholder of the Company has executed or provided the Company with any type of "lock-up" letter relating to or restricting their ability to sell their shares prior to such time as the Company has successfully consummated a merger or acquisition and the Company is no longer considered to be a "blank check" company.

OTCBB Eligibility Rules
-----------------------

     The Registrant's common stock is quoted on the NASD's OTC Bulletin Board under the symbol "DIVU". Effective July 1, 1999, all companies that began quotation on the OTCBB prior to January 4, 1999 are being reviewed to determine compliance status with respect to the OTCBB's eligibility rules.
The Registrant's proposed phase in date as published under the NASD's Phase-in schedule is November 1999. The NASD will begin its evaluation 60 calendar days prior to the Registrant's scheduled phase-in date. To be compliant with the NASD's eligibility rule, a company must be (1) registered with the SEC under section 13 or 15(d) of the Exchange Act, and current in its required filings. To be current, a company must have filed its latest required annual filing and any subsequent quarterly filings. In the alternative, a company may be deemed compliant, if it has filed a Form 10 or Form 10SB and has cleared all comments by the SEC.

     Companies that have filed with the SEC are given a grace period of 30 calendars. The grace period begins on the date the symbol change notification appears on the OTCBB Daily List. If the NASD has no information that the company is compliant, it will append the company's symbol with a fifth character "E". Symbol changes will appear on the OTCBB Daily List and will be reflected in the company's trading symbol 4 days from the date the notice appears on the OTCBB Daily List.

     For those companies that file with the SEC and are non-compliant with the filing requirement, symbol changes will appear on the OTCBB Daily List 30 calendar days prior to the company's scheduled phase-in date. Once the NASD has received notification that a delinquent issuer is compliant with the filing requirements, the fifth character "E" will be removed from the companies symbol. The symbol change will be completed two business days following publication on the OTCBB Daily List.

     If the NASD has no information that the company is compliant, upon expiration of the grace period (i.e., on the scheduled phase-in date), the company's security will be removed from the OTCBB. Deletions will appear on the OTCBB Daily List and will become effective 2 days from the date the notice appears on the OTCBB Daily List.

     The Registrant believes that its registration statement on Form 10SB has been filed with the SEC in sufficient time avoid possible delisting from the OTCBB, however, no assurance can be given that the Registrant can meet the OTCBB eligibility requirements prior to the Registrant's phase-in date or the expiration of the 30-day grace period immediately thereafter.

Blue Sky Considerations
-----------------------

     Any future transfer or resale of the Registrant's common stock in secondary markets will be subject, in addition to Federal securities laws, to the "Blue Sky" laws of each state in which such transfer or resale occurs. Because the Registrant's business activities are considered to be those of a "blank check, blind pool", "dormant" or "shell" company, it is possible that shareholders of the Registrant residing in states the limit or prohibit the use of exemptions for resale of securities of "blank check, blind pool", "dormant" or "shell" companies may not be able to resell their shares of the Registrant's common stock until such time as the Registrant has completed a merger or acquisition and/or the appropriate resale exemption becomes available. Certain states, including Connecticut, Idaho, Washington, Indiana, Minnesota, Oregon, South Dakota, and Utah limit or prohibit the use of their transactional exemption to "blind-pool, blank check", "dormant" or "shell" companies. Therefore shareholders of the Registrant residing in those states will be prohibited from reselling their shares until such time as an exemption for resale is available or the shareholder is no longer subject to the laws of the applicable jurisdiction. The Registrant's transfer agent has been instructed to reject any transfers from those states, until the transfer agent has been provided with an opinion of counsel that the shares have been registered or that an appropriate exemption is available.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In October 1996, the Registrant sold 1,000,000 shares of restricted common stock (pre 5-for-1 reverse split) to former controlling shareholders for $10,000 cash. The shares were issued in reliance on the exemption from the registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended (the "Act").

     In April 1997, the Registrant acquired all the shares of DG&M Common Stock in exchanged for 3,000,000 shares of the Registrant's Common Stock to the principal shareholders of DG&M. The shares were issued in reliance on the exemption from the registration requirements provided by Section 4(2) of the

Act. Each of the DG&M shareholders were provided with such information necessary to establish that such shareholders were financially sophisticated so as to be deemed "accredited investors" as that term is defined under
Section 2(a)(15)of the Act. Effective June 15, 1997, the acquisition transaction with DG&M was rescinded and the 3,000,000 shares of the Registrant's common stock issued to the DG&M shareholders were canceled and returned to authorized but unissued shares.

     In June 1997, the Registrant issued 1,625,000 shares to its than officers and directors for services provided to the Registrant valued at $0.10 per share. The shares were issued in reliance on the exemption from the registration requirements provided by Section 4(2) of the Act. 125,000 shares of the 1,625,000 shares were issued to Taylor and Associates, Inc., as payment for legal services provided to the Registrant in connection with the offering to accredited investors described below.

     In May through June 1997, the Registrant sold 520,000 shares of its restricted common stock to a limited number of accredited investors, all of whom executed suitability and investment letters stating that they were accredited investors, at an offering price of $0.10 per share for gross offering proceeds of $52,000. The sale of shares was made pursuant to an exemption from registration and the prospectus delivery requirements of the Act set forth in Regulation D, Rule 506.

     In June 1998, the Registrant issued 100,251 shares of its restricted common stock to former officers and directors of the Registrant as compensation for services the individuals had provided to the Registrant prior
to the issuance.   The shares were issued in reliance on the exemption from
the registration requirements provided by Section 4(2) of the Act. The issuance of the shares was valued at $0.250 per share for a total value of $25,063. 72,751 shares of the 100,251 shares issued were issued to Taylor and Associates, Inc., as payment for legal services provided to the Registrant during the fiscal year.

     Between October 1997 and June 1998 the Registrant sold $169,100 in convertible debentures to Equity Asset Management, an existing shareholder and entity controlled by Elliott N. Taylor, an affiliate of the Registrant. The shares were issued in reliance on the exemption from the registration requirements provided by Section 4(2) of the Act. The conversion rate at for the debentures was one share of the Registrant's common stock for each $0.25 in face amount of the debenture. The conversion rate was negotiated between the debenture holder and the Registrant, prior to the debenture holder becoming an affiliate of the Registrant. In June 1998, the debenture holder converted an aggregate of $179,609 in principal and accrued interest under the debentures to 718,436 shares of the Registrant's restricted common stock.

     Also, in June 1998, an unaffiliated note holder was issued 50,000 shares of the Registrant's restricted common stock in settlement of a $25,000 promissory note between the note holder and the Registrant. The settlement price of $0.50 per share was determined by arms-length negotiations between the Registrant and the note holder. The shares were issued in reliance on the exemption from the registration requirements provided by Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's balance sheet as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1999 and 1998 and from inception of the development stage on November 1, 1996 through June 30, 1999, have been examined to the extent indicated in their report by Jones, Jensen & Company, certified public accountants, and have been prepared in accordance with generally accepted accounting principles and are attached hereto and incorporated herein by this reference.

Jones, Jensen & Company, LLC
Certified Public Accountants and Consultants
50 South Main Street, Suite 1450
Salt Lake City, Utah 84144
Telephone (801) 328-4408
Facsimile (801) 328-4461

                           INDEPENDENT AUDITORS' REPORT


The Board of Directors
Diversified Industries, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Diversified Industries, Inc. (a development stage company) as of June 30, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1999 and 1998 and from inception of the development stage on November 1, 1996 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Industries, Inc. as of June 30, 1999, and the results of their operations and their cash flows and for the years ended June 30, 1999 and 1998 and from inception of the development stage on November 1, 1996 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's significant losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Jones, Jensen & Company
Salt Lake City, Utah
September 2, 1999

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                                Balance Sheet



                                    ASSETS
                                                                 June 30,
                                                                   1999
                                                                ----------
CURRENT ASSETS

 Cash                                                           $     -
                                                                ----------
     Total Current Assets                                             -
                                                                ----------
     TOTAL ASSETS                                               $     -
                                                                ==========


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

 Accounts payable                                               $     -
                                                                ----------
     Total Current Liabilities                                        -
                                                                ----------
STOCKHOLDERS' EQUITY

 Common stock, $0.01 par value, 100,000,000 shares
  authorized, 3,463,659 shares issued and outstanding               34,637
 Additional paid-in capital                                      1,061,294
 Deficit accumulated prior to November 1, 1996                    (654,259)
 Deficit accumulated during the development stage
  (from November 1, 1996)                                         (441,672)
                                                                ----------
     Total Stockholders' Equity                                       -
                                                                ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $     -
                                                                ==========


The accompanying notes are an integral part of these financial statements.

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                           Statements of Operations

                                                                     From
                                                                 Inception of
                                                                  Development
                                                                   Stage on
                                         For the Years Ended      November 1,
                                               June 30,          1996 Through
                                       ------------------------     June 30,
                                          1999         1998          1999
                                       -----------  -----------  ------------
REVENUES                               $      -     $      -     $       -
                                       -----------  -----------  ------------
EXPENSES

 Depreciation                                  725        1,305         2,030
 General and administrative                 24,400      180,097       402,852
                                       -----------  -----------  ------------
     Total Expenses                         28,125      181,402       404,882
                                       -----------  -----------  ------------
LOSS BEFORE OTHER INCOME (EXPENSE)         (28,125)    (181,402)     (404,882)
                                       -----------  -----------  ------------
OTHER INCOME (EXPENSE)

 Interest expense                             -         (13,259)      (13,259)
 Loss on sale of asset                     (27,781)        -          (27,781)
 Other income                                 -           4,250         4,250
                                       -----------  -----------  ------------
LOSS BEFORE PROVISION FOR INCOME TAXES     (27,781)      (9,009)      (36,790)
                                       -----------  -----------  ------------
INCOME TAX (EXPENSES)                         -            -             -
                                       -----------  -----------  ------------
NET LOSS                               $   (55,906) $  (190,411) $   (441,672)
                                       ===========  ===========  ============

BASIC LOSS PER SHARE                   $     (0.02) $     (0.07)
                                       ===========  ===========

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                      3,463,659    2,597,352
                                       ===========  ===========


The accompanying notes are an integral part of these financial statements.

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                      Statements of Stockholders' Equity


                                                                      Additional       Stock
                                              Common Stock              Paid-in     Subscription   Accumulated
                                          Shares           Amount       Capital      Receivable      Deficit
                                        ------------   ------------  ------------   ------------   ------------
Balance, November 1, 1996 (inception
 of the development stage)                   449,972   $      4,500  $    659,759   $       -      $   (654,259)

Common stock issued for services
 valued at $0.10 per share                 1,625,000         16,250       146,250           -              -

Common stock issued for cash at
 $0.10 per share                             520,000          5,200        46,800         (1,000)          -

Stock offering costs                            -              -          (12,500)          -              -

Net loss from inception of the
 development stage on November 1,
 1996 through June 30, 1997                     -              -             -              -          (195,355)
                                        ------------   ------------  ------------   ------------   ------------
Balance, June 30, 1997                     2,594,972         25,950       840,309         (1,000)      (849,614)

Cash received on stock subscription
 receivable                                     -              -             -             1,000           -

Common stock issued for services
 valued at $0.25 per share                   100,251          1,003        24,060           -              -

Common stock issued for the
 conversion of debentures at
 $0.25 per share                             718,436          7,184       172,425           -              -

Common stock issued for the
 conversion of a note payable
 at $0.50 per share                           50,000            500        24,500           -              -

Net loss for the year ended
 June 30, 1998                                  -              -             -              -          (190,411)
                                        ------------   ------------  ------------   ------------   ------------
Balance, June 30, 1998                     3,463,659         34,637     1,061,294           -        (1,040,025)

Net loss for the year ended
 June 30, 1999                                  -              -             -              -           (55,906)
                                        ------------   ------------  ------------   ------------   ------------
Balance, June 30, 1999                     3,463,659   $     34,637  $  1,061,294   $       -      $ (1,095,931)
                                        ============   ============  ============   ============   ============





The accompanying notes are an integral part of these financial statements.

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                           Statements of Cash Flows

                                                                     From
                                                                 Inception of
                                                                  Development
                                                                   Stage on
                                         For the Years Ended      November 1,
                                               June 30,          1996 Through
                                       ------------------------     June 30,
                                          1999         1998          1999
                                       -----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                              $   (55,906) $  (190,411) $   (441,672)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
   Depreciation                                725        1,305         2,030
   Loss from sale of assets                 27,781         -           27,781
   Stock issued for services                  -          25,063       187,563
 Changes in assets and liability accounts:
  (Increase) decrease in prepaid              -            -            2,533
  (Increase) decrease in other assets         -            -            5,867
  (Increase) decrease in deposits             -           2,430          -
  (Increase) decrease in accounts payable   (1,850)        (920)         -
  (Increase) decrease in accrued expenses   (1,500)      11,759        10,259
                                       -----------  -----------  ------------
   Net Cash Used by Operating Activities   (30,750)    (150,774)     (205,639)
                                       -----------  -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES

 Sale of property                           25,000         -           25,000
 Purchase of property                         -         (41,701)      (54,811)
                                       -----------  -----------  ------------
   Net Cash Provided (Used) by
    Investing Activities                    25,000      (41,701)      (29,811)
                                       -----------  -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES

 Decrease in stock subscription
  receivable                                  -           1,000          -
 Proceeds from issuance of common stock       -            -           52,000
 Stock offering costs                         -            -          (12,500)
 Proceeds from convertible debentures         -         169,350       169,350
 Proceeds from notes payable                  -          25,000        25,000
                                       -----------  -----------  ------------
   Net Cash Provided by
    Financing Activities               $      -     $   195,350  $    233,850
                                       -----------  -----------  ------------

The accompanying notes are an integral part of these financial statements.

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                     Statements of Cash Flows (Continued)

                                                                     From
                                                                 Inception of
                                                                  Development
                                                                   Stage on
                                         For the Years Ended      November 1,
                                               June 30,          1996 Through
                                       ------------------------     June 30,
                                          1999         1998          1999
                                       -----------  -----------  ------------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                  $    (5,750) $     2,875  $     (1,600)

CASH AT BEGINNING OF YEAR                    5,750        2,875         1,600
                                       -----------  -----------  ------------
CASH AT END OF YEAR                    $      -     $     5,750  $       -
                                       ===========  ===========  ============

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION

CASH PAID FOR:

 Income taxes                          $     -      $      -     $       -
 Interest                              $    1,000   $     1,500  $      2,500

NON-CASH FINANCING ACTIVITIES:

 Common stock issued for accrued
  interest                             $     -      $    10,259  $     10,259
 Common stock issued for the
  conversion of debentures             $     -      $   169,350  $    169,350
 Common stock issued for the
  conversion of a note payable         $     -      $    25,000  $     25,000
 Common stock issued for services
  rendered                             $     -      $    25,063  $    187,563


The accompanying notes are an integral part of these financial statements.

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                           June 30, 1999 and 1998

NOTES 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Diversified Industries, Inc. (the "Company") was incorporated under the laws of the state of Utah on April 17, 1970 under the name Silver Exploration, Inc. The Company was the operator of certain oil producing property in which fractional interests were owned by the Company and others. In October 1996, the Company discontinued its operations and entered into the development stage effective November 1, 1996. The Company changed its name to Diversified Industries, Inc. on October 15, 1996. The Company now intends to locate a business opportunity with which to acquire or merge.

On April 11, 1997, the Company completed an Agreement and Plan of Reorganization (Agreement) whereby Diversified Industries, Inc. issued 3,000,000 shares of its common stock in exchange for all of the outstanding common stock of Diversified Glass and Mirror, Inc. Effective June 15, 1997, the Agreement was terminated by both parties by rescinding and unwinding the acquisition. As a result of the termination, the 3,000,000 shares were returned to the Company and canceled.

b. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Basic Loss Per Common Share

Basic loss per common share has been calculated based on the weighted average number of common shares of common stock outstanding during the period.

e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES 2 - COMMON STOCK

On April 11, 1997, the Company effected a reverse stock split on a 1-for-5 basis. The accompanying financial statements have been retroactively restated to reflect this stock split for all periods presented.

During the period ended June 30, 1997, the Company issued 1,625,000 shares of its common stock in exchange for services rendered valued at $162,500 or $0.10 per share. The Company also issued 520,000 shares of its common stock as part

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                           June 30, 1999 and 1998

NOTE 2 - COMMON STOCK (Continued)

of an offering for $52,000 or $0.10 per share. Costs relating to this offering amounted to $12,500.

During the year ended June 30, 1998, the Company issued 100,251 shares of its common stock in exchange for services rendered valued at $25,063 or $0.25 per share. In addition, the Company issued 718,436 shares of its common stock to convert its debentures and accompanying accrued interest of $179,609. Finally, the Company converted a $25,000 note payable into stock by issuing 50,000 shares of its common stock.

NOTE 3 - INCOME TAXES

Through June 30, 1999, the Company had net operating loss (NOL) carryforwards of approximately $1,095,000. This NOL may be carried forward to offset taxable income through the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 4 -    RELATED PARTY TRANSACTIONS

In June 1997, the Company issued 125,000 shares to Taylor and Associates, Inc., as payment for legal services provided in connection with a private placement. At the time the services were provided, Taylor and Associates, Inc. was not affiliated with the Company and the shares were valued at $0.10 per share, the same as the offering price to the purchasers in the offering.

Between October 1997 and June 1998 the Company sold $169,100 in convertible debentures to Equity Asset Management, an existing shareholder and entity controlled by Elliott N. Taylor, an affiliate of the Company. The conversion rate at for the debentures was one share of the Company's common stock for each $0.25 in face amount of the debenture. The conversion rate was negotiated between the debenture holder and the then management of the Company, prior to the debenture holder becoming an affiliate of the Company. In June 1998, the debenture holder converted an aggregate of $179,609 in principal and accrued interest under the debentures to 718,436 shares of the Company's restricted common stock.

In June 1998, the Company issued 100,251 shares of its restricted common stock to former officers and directors of the Company as compensation for services. The issuance of the shares was valued at $0.25 per share for a total value of $25,063. 72,751 shares of the 100,251 shares issued were issued to Taylor and Associates, Inc., as payment for legal services provided during the fiscal year.

On December 1, 1998, the Company sold the Sue Cille Apartments to an individual in exchange for a promissory note in the face amount of $25,000, with interest at 10% per annum. Thereafter, the Company assigned the promissory note to Taylor and Associates in full and complete satisfaction for all fees due and payable through December 31, 1998. Due to the relationship between Elliott Taylor, the then president of the Company and Taylor and

                         DIVERSIFIED INDUSTRIES, INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                           June 30, 1999 and 1998

NOTE 4 -    RELATED PARTY TRANSACTIONS (Continued)

Associates, the terms of this transaction cannot be deemed to be the result of arms-length negotiations.

NOTE 5 -    GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. Management believes that the Company will need nominal working capital to maintain its corporate viability. In the event the Company needs to raise additional working capital the Company would most likely have to sell its securities or obtain loans from its officers and directors until such time as the Company successfully completes an acquisition or merger of an ongoing business operation.

                               PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

Exhibit No.   SEC Ref. No.   Title of Document
-----------   ------------   -----------------
3(i)           3.01          Articles of Incorporation and Amendments thereto

3(ii)          3.02          Bylaws

4              4.01          Specimen Stock Certificate

10            10.01          Assignment of Promissory Note, Promissory Note,
                             Irrevocable Agreement for the Sale and Purchase of Real Property

27            27             Financial Data Schedule

ITEM 2.  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      DIVERSIFIED INDUSTRIES, INC.
                                      [Registrant]

Dated: September 3, 1999              By:/S/Frank Gillen, President and
                                            Director